                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                            Tele-Communications, Inc.
                        ------------------------------------
                                (NAME OF ISSUER)
1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group
Common Stock")
2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group
Common Stock")
3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A
Liberty Media Group Common Stock")
4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B
Liberty Media Group Common Stock")
5. Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A
Ventures Group Common Stock")
6. Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B
Ventures Group Common Stock")
7. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock")
                      ------------------------------------
                         (TITLE OF CLASS OF SECURITIES)
1.    Series A TCI Group Common Stock:                                87924V101
2.    Series B TCI Group Common Stock:                                87924V200
3.    Series A Liberty Media Group Common Stock:                      87924V507
4.    Series B Liberty Media Group Common Stock:                      87924V606
5.    Series A Ventures Group Common Stock:                           87924V887
6.    Series B Ventures Group Common Stock:                           87924V879
7.    Class B Preferred Stock:                                        87924V309
                      ------------------------------------
                                 (CUSIP NUMBER)
                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
-------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)
                                October 16, 1998
                         ------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page A-1

                                   CUSIP Nos.

Series A TCI Group Common Stock:                                                                          87924V101
Series B TCI Group Common Stock:                                                                          87924V200
Series A Liberty Media Group Common Stock:                                                                87924V507
Series B Liberty Media Group Common Stock:                                                                87924V606
Series A Ventures Group Common Stock:                                                                     87924V887
Series B Ventures Group Common Stock:                                                                     87924V879
Class B Preferred Stock:                                                                                  87924V309
---------------------------------------------------------------------------------------------------------------------
             1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                  Kim Magness
---------------------------------------------------------------------------------------------------------------------
             2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)      / /
                  (b)      /X/
---------------------------------------------------------------------------------------------------------------------
             3)   SEC Use Only
---------------------------------------------------------------------------------------------------------------------
             4)   Source of Funds (See Instructions)          BK
---------------------------------------------------------------------------------------------------------------------
             5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
---------------------------------------------------------------------------------------------------------------------
             6) Citizenship or Place of Organization        U.S.A.
---------------------------------------------------------------------------------------------------------------------
                   7) Sole Voting Power           Series A TCI Group Common Stock                       5,940,468(1)
                                                  Series B TCI Group Common Stock                       5,910,468(2)
                                                  Series A Liberty Media Group Common Stock             5,085,860(1)
                                                  Series B Liberty Media Group Common Stock             2,589,829(2)
                                                  Series A Ventures Group Common Stock                  6,202,152(1)
                                                  Series B Ventures Group Common Stock                  6,202,152(2)
                                                  Class B Preferred Stock                                  62,500(2)
                   --------------------------------------------------------------------------------------------------
                   8) Shared Voting Power         Series A TCI Group Common Stock                      15,964,145(1)
                                                  Series B TCI Group Common Stock                      15,964,145(2)
Number of Shares                                  Series A Liberty Media Group Common Stock            18,037,921(1)
                                                  Series B Liberty Media Group Common Stock            11,454,693(2)
  Beneficially                                    Series A Ventures Group Common Stock                 12,034,298(1)
                                                  Series B Ventures Group Common Stock                 12,034,298(2)
 Owned by Each                                    Class B Preferred Stock                                       0(2)
                   --------------------------------------------------------------------------------------------------
Reporting Person    9) Sole Dispositive Power     Series A TCI Group Common Stock                       5,940,468(1)
                                                  Series B TCI Group Common Stock                       5,910,468(2)
     With                                         Series A Liberty Media Group Common Stock             5,085,860(1)
                                                  Series B Liberty Media Group Common Stock             2,589,829(2)
                                                  Series A Ventures Group Common Stock                  6,202,152(1)
                                                  Series B Ventures Group Common Stock                  6,202,152(2)
                                                  Class B Preferred Stock                                  62,500(2)
                   --------------------------------------------------------------------------------------------------
                   10) Shared Dispositive Power   Series A TCI Group Common Stock                      15,964,145(1)
                                                  Series B TCI Group Common Stock                      15,964,145(2)
                                                  Series A Liberty Media Group Common Stock            18,037,921(1)
                                                  Series B Liberty Media Group Common Stock            11,454,693(2)
                                                  Series A Ventures Group Common Stock                 12,034,298(1)
                                                  Series B Ventures Group Common Stock                 12,034,298(2)
                                                  Class B Preferred Stock                                       0(2)
---------------------------------------------------------------------------------------------------------------------
                   11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                  Series A TCI Group Common Stock                      21,904,613(1)
                                                  Series B TCI Group Common Stock                      21,874,613(2)
                                                  Series A Liberty Media Group Common Stock            23,123,781(1)
                                                  Series B Liberty Media Group Common Stock            14,044,522(2)
                                                  Series A Ventures Group Common Stock                 18,236,450(1)
                                                  Series B Ventures Group Common Stock                 18,236,450(2)
                                                  Class B Preferred Stock                                  62,500(2)
---------------------------------------------------------------------------------------------------------------------
           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                  / /
---------------------------------------------------------------------------------------------------------------------
           13)  Percent of Class Represented by Amount in Row (11)
                  4.4% of Series A TCI Group Common Stock
                  43.8% of Series B TCI Group Common Stock
                  6.8% of Series A Liberty Media Group Common Stock
                  44.3% of Series B Liberty Media Group Common Stock
                  4.6% of Series A Ventures Group Common Stock
                  40.2% of Series B Ventures Group Common Stock
                  4.0% of Class B Preferred Stock
---------------------------------------------------------------------------------------------------------------------
           14)    Type of Reporting Person (See Instructions)    IN
---------------------------------------------------------------------------------------------------------------------

                  (1) Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock, respectively. SEE Item 5 below. The numbers of shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock shown in rows 7 through 11 above assume that the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock shown in rows 7 through 11 above have been converted into shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock, and Series A Ventures Group Common Stock, respectively.

                  (2) SEE Item 5.

ITEM 1.  SECURITY AND ISSUER

         Kim Magness hereby amends and supplements the statement on Schedule 13D (the "Statement") with respect to the following shares of stock of Tele-Communications, Inc. beneficially owned by Kim Magness:

         1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock");

         2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock");

         3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock");

         4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock");

         5. Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock");

         6. Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock"); and

         7. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock").

         The issuer of the Series A TCI Group Common Stock, the Series B TCI Group Common Stock, the Series A Liberty Media Group Common Stock, the Series B Liberty Media Group Common Stock, the Series A Ventures Group Common Stock, the Series B Ventures Group Common Stock and the Class B Preferred Stock (collectively, the "Company Securities") is Tele-Communications, Inc. (the "Company") whose principal executive offices are located at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

         The Bob Magness Estate borrowed $206,151,170 under a credit facility provided by Bankers Trust Company (the "Bank"). The maximum principal amount of the promissory note evidencing this debt is $300,000,000. The loan is evidenced by a Secured Promissory Note dated February 9, 1998 and an Allonge, First Amendment to Note dated October 16, 1998 (together the "Note") and is secured by a pledge of Series B TCI Group Common Stock and Series B Liberty Media Group Common Stock made by the Co-Personal Representatives on behalf of the Bob Magness Estate pursuant to a Borrower Security and Pledge Agreement dated February 9, 1998, as amended by an Amendment and Confirmation of Borrower Security and Pledge Agreement dated October 16, 1998. The Note contains several variables with regard to interest rates and payment terms. In all events, the unpaid principal balance, together with any accrued interest, must be paid on October 30, 1999, unless the Note is extended with the Bank's consent as provided in the Note. A total of $273,072,472.90 has been advanced under the Note and bears an interest rate of .375% above the LIBOR rate in effect on the date of borrowing. See Exhibits 7 and 8.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

     On October 16, 1998, the Bob Magness Estate fully exercised the Magness Group's right to purchase shares of Series B TCI Group Common Stock pursuant to the Malone Right and purchased 5,792,800 shares of Series B TCI Group Common Stock from the Company. The 5,792,800 shares purchased constitute the full right of the Magness Group to participate in the Malone Right on a proportionate basis with Malone with respect to 12,406,238 shares of the 14,511,570 shares subject to the Malone Right. The exercise price per share purchased pursuant to the Malone Right is $35.5875 based on the average of the closing sales price of the Series B TCI Group Common Stock on the Nasdaq National Market for the five trading days preceding June 24, 1998, which was the date Malone exercised his right to purchase shares pursuant to the Malone Right.

     The Bob Magness Estate purchased all of the shares that the Magness
Group had the right to acquire under the Malone Right. Therefore, because the Magness Group's right to purchase shares of Series B TCI Group Common Stock was fully exercised by the Bob Magness Estate, neither the Bob Magness Estate nor any other member of the Magness Group, including, but not limited to, Kim Magness, has any right to purchase additional shares pursuant to the Malone Right.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) of the Statement is hereby deleted in its entirety and replaced with the following:

     (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:


                                                            AMOUNT OF             PERCENT OF           TOTAL
      TITLE OF CLASS                                  BENEFICIAL OWNERSHIP        CLASS (1)       VOTING POWER(1)
      --------------                                  --------------------        ---------              --------
                                                                                                       22.3%
      Series A TCI Group Common Stock               21,904,613(2)(3)(4)(5)(6)              4.4%

      Series B TCI Group Common Stock               21,874,613(2)(3)(4)(5)                43.8%

      Series A Liberty Media Group Common Stock     23,123,781(2)(3)(4)(5)(6)              6.8%

      Series B Liberty Media Group Common Stock     14,044,522(2)(3)(4)(5)                44.3%


                                                                 Page 4 of 8

      Series A Ventures Group Common Stock          18,236,450(2)(3)(4)(5)                 4.6%

      Series B Ventures Group Common Stock          18,236,450(2)(3)(4)(5)                40.2%

      Class B Preferred Stock                           62,500(7)                          4.0%


(1) Based on 473,416,687 shares of Series A TCI Group Common Stock, 49,932,623 shares of Series B TCI Group Common Stock, 325,932,623 shares of Series A Liberty Media Group Common Stock, 31,699,575 shares of Series B Liberty Media Group Common Stock, 377,065,516 shares of Series A Ventures Group Common Stock, 45,334,022 shares of Series B Ventures Group Common Stock, 1,552,490 shares of Class B Preferred Stock, 44,575 shares of TCI Group Preferred Stock, Series C, 70,575 shares of Liberty Media Group Preferred Stock, Series C, 6,444,244 shares of Redeemable Convertible TCI Group Preferred Stock, Series G, and 6,564,794 shares of Redeemable Convertible Liberty Media Group Preferred Stock, Series H, outstanding on September 30, 1998, in each case after elimination of shares then held by the Company and its majority owned subsidiaries.

(2) Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock ("Series B Shares") are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock ("Series A Shares"), respectively. The numbers of shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock shown in this Item 5 assume that the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock, and Series B Ventures Group Common Stock have been fully converted into shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock, and Series A Ventures Group Common Stock, respectively.

         In addition, each share of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock is entitled to 10 votes per share and each share of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock is entitled to one vote per share. Holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Common Stock, Series B TCI Group Common Stock, Series A Liberty Media Group Common Stock, Series B Liberty Media Group Common Stock, Series A Ventures Group Common Stock, Series B Ventures Group Common Stock, and certain classes/series of the Company preferred stock on the election of directors. Accordingly, when these series and classes of stock are aggregated, Kim Magness may be deemed to currently beneficially own voting equity securities representing approximately 22.3% of the voting power with respect to a general election of directors of the Company.

(3) On February 9, 1998, Malone and his spouse (the "Malone Group") and the Magness Group entered into the Stockholders' Agreement (as described in Item 4 above) pursuant to which the parties agreed, among other things, to consult with each other on any matter coming to a vote of the Company's stockholders provided, however, that in the event of a disagreement, the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock held by the Malone Group and the Magness Group will be voted in the manner directed by Malone pursuant to an irrevocable proxy given by the Magness Group. See Item 4 above for more information on the Stockholders' Agreement.

         The Stockholders' Agreement gives the Magness Group and Malone the right to purchase from the Company, on a proportionate basis, 12,406,238 shares of Series B TCI Group Common Stock (the "Malone Right"). On October 16, 1998, the Bob Magness Estate fully exercised the Magness Group's right to purchase shares of Series B TCI Group Common Stock pursuant to the Malone Right and purchased 5,792,800 shares of Series B TCI Group Common Stock from the Company. The 5,792,800 shares purchased constitute the full right of the Magness Group to participate in the Malone Right on a proportionate basis with Malone with respect to 12,406,238 shares of the 14,511,570 shares subject to the Malone Right. The exercise price per share purchased pursuant to the Malone Right is $35.5875 based on the average of the closing sales price of the Series B TCI Group Common Stock on the Nasdaq National

         Market for the five trading days preceding June 24, 1998, which was the date Malone exercised his right to purchase shares pursuant to the Malone Right.

         The Bob Magness Estate purchased all of the shares that the Magness Group had the right to acquire under the Malone Right. Therefore, because the Magness Group's right to purchase shares of Series B TCI Group Common Stock was fully exercised by the Bob Magness Estate, neither the Bob Magness Estate nor any other member of the Magness Group has any right to purchase additional shares pursuant to the Malone Right.

         In addition, shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock, and Series B Ventures Group Common Stock held by Kim Magness, Gary Magness, the Bob Magness Estate, the Betsy Magness Estate and Magness Securities, LLC are subject to the terms of the Magness Call Agreement. SEE Item 4.

(4) Kim Magness is the personal representative of the Betsy Magness Estate and the Manager of the Magness LLC. The Betsy Magness Estate is the sole member of the Magness LLC. Accordingly, the following shares beneficially owned by the Magness LLC are reflected in full in Kim Magness' share information: (i) 5,539,818 shares of Series A TCI Group Common Stock, (ii) 5,539,818 shares of Series B TCI Group Common Stock,
         (iii) 4,753,985 shares of Series A Liberty Media Group Common Stock,
         (iv) 2,379,829 shares of Series B Liberty Media Group Common Stock, (v) 5,823,452 shares of Series A Ventures Group Common Stock, and (vi) 5,823,452 shares of Series B Ventures Group Common Stock. The foregoing share numbers assume the conversion in full of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

(5) Kim Magness and Gary Magness are co-personal representatives of the Bob Magness Estate. Accordingly, the following shares beneficially owned by the Bob Magness Estate are reflected in full in Kim Magness' and Gary Magness' share information (i) 15,964,145 shares of Series A TCI Group Common Stock, (ii) 15,964,145 shares of Series B TCI Group Common Stock, (iii) 18,037,921 shares of Series A Liberty Media Group Common Stock, (iv) 11,454,693 shares of Series B Liberty Media Group Common Stock, (v) 12,034,298 shares of Series A Ventures Group Common Stock, and (vi) 12,034,298 shares of Series B Ventures Group Common Stock. The foregoing share numbers assume the conversion in full of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

(6) Includes the exercise in full of options granted to Kim Magness in November 1995, pursuant to the Company's Director Stock Option Plan, to acquire 30,000 shares of Series A TCI Group Common Stock and 16,875 shares of Series A Liberty Media Group Common Stock. Options to acquire 50,000 shares of Series A TCI Group Common Stock and 28,125 shares of Series A Liberty Media Group Common Stock are covered by such grant, of which options to acquire 30,000 and 16,875 shares respectively are currently exercisable. No additional options are exercisable within the next 60 days.

(7) Such shares are directly held by the Kim Magness Irrevocable Trust and are deemed beneficially owned by Kim Magness since he is the sole trustee and current primary beneficiary of such trust.

         Item 5(b) of the Statement is hereby deleted in its entirety and replaced with the following:

         (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power (as a co-personal representative of the Bob Magness Estate) to vote or dispose of the Shares:


                                        Class of Security                           Sole Power        Shared Power
                                        -----------------                           ----------        ------------
                    Series A TCI Group Common Stock                                  5,940,468         15,964,145
                    Series B TCI Group Common Stock                                  5,910,468         15,964,145
                    Series A Liberty Media Group Common Stock                        5,085,860         18,037,921
                    Series B Liberty Media Group Common Stock                        2,589,829         11,454,693


                                                                 Page 6 of 8

                    Series A Ventures Group Common Stock                             6,202,152         12,034,298
                    Series B Ventures Group Common  Stock                            6,202,152         12,034,298
                    Class B Preferred Stock                                            62,500                   0




ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  EXHIBIT DESCRIPTION

     99.7. Allonge, First Amendment to Note dated October 15, 1998 in the principal sum of $300,000,000 payable by the Estate of Bob J. Magness to Bankers Trust Company

     99.8. Amendment and Confirmation of Borrower Security and Pledge Agreement dated October 15, 1998 made by the Estate of Bob J. Magness to Bankers Trust Company

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   November 13, 1998

         /s/ Kim Magness
----------------------------------------
Kim Magness

                                INDEX OF EXHIBITS

                   EXHIBIT DESCRIPTION

        99.7. Allonge, First Amendment to Note dated October 15, 1998 in the principal sum of $300,000,000 payable by the Estate of Bob J. Magness to Bankers Trust Company

        99.8. Amendment and Confirmation of Borrower Security and Pledge Agreement dated October 15, 1998 made by the Estate of Bob J. Magness to Bankers Trust Company


                                    Page A-1